Chad Willardson, CFF®, CRPC®

I help 8 and 9 figure entrepreneurs enjoy increased lifestyle and financial freedom by removing their stress about money, increasing their cash flow and freeing up a ton of their time.

United States

Contact

www.linkedin.com/in/chadwillardson (LinkedIn)
www.pacificcapital.com (Company)

Top Skills

Writing

Wealth Managemwnt Thought Leadership

Investments

Languages

English (Native or Bilingual)

Lithuanian (Native or Bilingual)

Certifications

Accredited Wealth Management Advisor℠

Chartered Retirement Planning Counselor℠

Certified Financial Fiduciary®

Honors-Awards

White House Volunteer Service Award

5 Star Wealth Manager

Elite Wealth Management Team of the Year

Top 40 Under 40 (2017, 2018)

Top of the Table in MDRT® (2017-Present)

Publications

Fiduciary vs. Broker

Stress Free Money

Smart Not Spoiled

Summary

I help 8 and 9-figure entrepreneurs enjoy increased lifestyle and financial freedom.

If you’re in that group, you might relate to these issues:

1. You’re very busy growing your business(es)
2. You pay a ton of taxes
3. You own many investments in different places
4. Your financial life isn’t perfectly coordinated
5. Many people depend on you

You might be skeptical of “financial advisors” because you’ve met a bunch of them and they all sound the same. Here are a few ways I’m different:

1. I created The Financial Life Inspection® (featured in the WSJ)
2. I am an elected official entrusted to manage $460 million of investments for taxpayers
3. I eat my own cooking, investing in a lot of the same strategies we recommend to clients: stock portfolio, real estate, private equity, and private business ventures.
4. I am a Certified Financial Fiduciary® and so is each person on my team.
5. I wrote two Amazon #1 best-selling books, “STRESS-FREE MONEY” and “SMART, NOT SPOILED.”
6. I have an incredible network of professionals and rainmakers that I will include you in on to help your grow your business or improve your lifestyle.

Stop settling for mediocre advice/service from the financial people in your life. At your level, you need to upgrade the people on your team. Get unbiased advice from someone who will discuss wealth and business strategies from personal experience, not just from theory.

My Pacific Capital team and I help you solve these issues, giving you more time and money to focus on whatever you love: SCHEDULE A GOALS CONVERSATION® by going to ➡# www.goalsconversation.com ## to choose a time that works for you.

Experience

PACIFIC CAPITAL

Founder, President

November 2011 - Present (11 years 5 months)

I don't work for the big Wall Street bank (anymore) - I only work for you, our family office clients. I left the big corporate world on 11/11/11 to start Pacific Capital, where our focus is to protect and grow your family's wealth while you enjoy your hard-earned success and financial freedom. We help you achieve your goals while giving you a Ritz-Carlton service experience with Amazon Prime efficiency. Schedule a call at www.goalsconversation.com.

City of Corona

Elected City Treasurer

November 2016 - Present (6 years 5 months)

In 2016 and 2020, I was elected and re-elected as the City Treasurer for Corona and am responsible for managing the now $475 million investment portfolio for our city (when I was first elected, the portfolio value was approximately $235 million). I appreciate the trust and confidence of all the voters and taxpayers in our town of 170,000 residents. Each elected term of service is 4 years and I'm donating 100% of my gross salary for each 4-year term to a local charity that serves women's and children's health care needs for those who cannot afford these services.

GravyStack

Co-Founder, Board Member

April 2021 - Present (2 years)

Game. Learn. Earn. GravyStack is much more than just a debit card for kids, and much better than allowance. It's a fun gaming app (with a debit card and banking platform) coming out soon to help you teach your kids to be smart with money! Very excited to be part of this mission based company with Scott Donnell and Travis Adams. I am serving as a Board Member and am contributing financial content for the app from my 20 years of experience advising families with their money management, as well as content from my recent best-selling book, Smart, Not Spoiled.

Strategic Coach
Free Zone & 10X Ambition Entrepreneur
September 2018 - Present (4 years 7 months)
Toronto, Ontario, Canada

I am an active member of the Free Zone and 10X Ambition Program with the Strategic Coach® Program working directly with legendary entrepreneur coach, Dan Sullivan. Strategic Coach® is an entrepreneurial company that has worked closely with more than 20,000 entrepreneurs worldwide. Each quarter, I go up to Toronto, Canada for our multi-day workshops with ambitious and successful entrepreneurs from all over the world. The collective wisdom of this powerful community gives me great insights on how to advise entrepreneurs as my team leads our clients to achieve new levels of freedom and success. I HIGHLY recommend them!

The Draft Sports Complex
Co-Founder, Co-Owner
August 2019 - Present (3 years 8 months)
Southern California

We created the Draft Sports Complex to be the go-to venue for athletes who want to gain a competitive edge in their training and to be a premier host of sports tournaments in Southern California. Our space includes 73,000 square feet for sports activities, including primarily basketball, volleyball, cheerleading, and stunt. We also currently have a tutoring center for athletes who are doing remote learning.

My First Sale
Co-Owner
April 2021 - Present (2 years)

As a father of five kids, an entrepreneur and a money expert, teaching children about financial literacy and business skills is very close to my heart! That's why I'm a Co-Owner in this business. The mission matters to me. MyFirstSale is a

learn-by-doing platform that gives kids the life skills and confidence to sell their products in a safe, friendly online environment. Our goal is to empower kids to take on the real world.

We partner with schools, PTAs, and youth organizations to launch virtual and hybrid business fairs. Kids launch real businesses and get to be an entrepreneur for a day. Afterwards, they can either turn off their business or keep growing! Kids learn so many life skills through our process.

Lioncrest Publishing

2 years 7 months

Author

September 2021 - Present (1 year 7 months)

I wrote "Smart, Not Spoiled" because kids these days have more—and expect more—than ever before. With the internet, social media, and technology in general, the push for having and doing everything is unprecedented. If you're like me, that's not at all how you grew up. And if you're like me, you want your kids to be smart, not spoiled. I wrote this book to give families specific ideas on the what, the how, and the why to teach kids about money. By reading this book and trying some of the ideas shared, you will help the young people in your life be financially prepared for a successful future! Book release date: 9/14/21

Author of "Stress-Free Money"

September 2020 - Present (2 years 7 months)

I wrote "Stress Free Money" to show you how to overcome the seven obstacles standing between you and financial freedom. I expose the risks, biases, and major mistakes that keep so many people from reaching their goals. Financial security and peace of mind are within reach, but most of us don't know where to start. The insights and stories in Stress-Free Money will give you confidence and guidance toward a life where you spend less time worrying about money and more time doing everything else. It was named by FORBES as #14 on a "Top 21 Books to Read in 2021." Pick up your copy on Amazon! Book release date: 9/29/20

National Ethics Association

Certified Professional

November 2011 - Present (11 years 5 months)

As a Certified Financial Fiduciary®, my entire business is based on trust and integrity. I'm a long-time member of the National Ethics Association,

which helps consumers find business professionals who uphold the highest standards of integrity and excellence. Membership requires annual background checks, license certifications, continuing education and regulatory verifications.

Merrill Lynch
Senior Vice President-Investments
May 2003 - November 2011 (8 years 7 months)

Before founding Pacific Capital, I spent nine years working for Merrill Lynch Wealth Management and ranked in the top 2% nationally. I reached the level of Senior Vice President and PIA Portfolio Manager, served on the California Advisory Leadership faculty, led our team to win the award "Wealth Management Team of the Year", and regularly spoke at conferences for other Financial Advisory teams throughout the country.

Wasatch Advisors
Investment Analyst Intern
December 2002 - January 2003 (2 months)

I worked directly with the Portfolio Manager of a $10 Billion mutual fund company, researching small and mid-size stocks and this experience ignited my passion for investing and financial planning.

Education

Harvard Business School Executive Education
Business Leadership, Cognitive Psychology

Brigham Young University
Bachelors, Economics

Boston University
CFP® Program